February 6, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Halliburton Company
Registration Statement on Form S-4
Filed December 22, 2014
Response dated January 23, 2015
File No. 333-201181

Dear Mr. Schwall:

Set forth below is the response of Halliburton Company (“Halliburton”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2015 with respect to Halliburton’s Registration Statement on Form S-4 initially filed with the Commission on December 22, 2014, File No. 333-201181 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text. Capitalized terms used in this letter but not defined herein shall have the meaning ascribed to them in the Registration Statement.

Annex A

Unaudited Pro Forma Condensed Combined Financial Statements, page 3

Note 3. Pro Forma Adjustments, page 10

1.	We note from your response to comment 6 in our letter dated January 13, 2015 that the retention bonuses reflected in pro forma adjustment (f) may be allocated by Baker Hughes and could be paid to its employees at any time from the date of signing of the merger agreement and the time the merger is consummated and that Baker Hughes currently anticipates that any such retention bonuses would be payable at the closing of the merger. Based on the clarification you provided, it does not appear that this pro forma adjustment meets the factually supportable criteria in Article 11 of Regulation S-X as the outcome of paying the retention bonuses appears based on an expectation that is uncertain at this point in time. Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to remove this adjustment.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to the updated disclosure on page 160 of the Registration Statement, which reflects the removal of the Baker Hughes retention bonuses as a pro forma adjustment.

We look forward to answering any questions you may have on our response and providing you with any additional information you may require. Please direct any questions or comments to our counsel at Baker Botts L.L.P., Kelly Rose, at 713-229-1796.

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Sincerely,

HALLIBURTON COMPANY

By:	/s/ Robb L. Voyles
Robb L. Voyles Executive Vice President and General Counsel